CE Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2015

Note 1 – Nature of Business

CE Capital Advisors, Inc. (the "Company") was formed in October 2003 as a Massachusetts corporation. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker in merger and acquisition transactions for private firms.

The Company is a wholly-owned subsidiary of Concentric Energy Advisors, Inc. ("Parent").

Note 2 – Significant Accounting Policies

Basis of accounting:
> The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents:
> The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

Estimates:
> The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates by management in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Income Taxes:
> The Company is a C Corporation and files a consolidated federal return with the parent. All income is taxed at the corporate level. The Company has net operating losses being carried forward as of December 31, 2015 of $(18,895) which may be used to reduce taxable income in future years. The carryover expires in 2034. Massachusetts tax returns from 2011 and prior are no longer available for review.

> The Organization adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken

Note 2 – Significant Accounting Policies (continued)

Income Taxes:

on tax returns. The Organization has no uncertain tax positions during the year ended December 31, 2015.

Subsequent Events:

Management has evaluated subsequent events through February 16, 2016, the date at which the statements were approved and available for issuance.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined in the rule, shall not exceed 15 to 1.

At December 31, 2015, the Company had a net capital of $127,660 which exceeds the required net capital of $5,000 by $122,660.

Note 4 – Related Party Transactions

The Company occupies office facilities and is provided general and administrative services by the Parent in accordance with an expense sharing agreement. The current expense sharing agreement expires in July 1, 2016.

The Company is charged by the Parent for occupancy and administrative expenses which amounted to $ 36,000 for 2015. Shared expenses are not payable if the Company is unable to make payment due to lack of collections from customers and affiliate.

The financial position and results of operations could be different in the accompanying financial statements if these transactions with the Parent did not exist.

Note 5 – Deferred Income Tax

The Company files its income tax return on the cash basis of accounting. As a result, certain items such as accounts receivable and accounts payable while reflected in the accrual basis financial statements are not included in the tax returns.

At December 31, 2015, the Company had a deferred tax asset related to net operating loss carryovers of approximately $13,600 which may be used to reduce future taxable income.

Note 6 – Fair Value Measurements

The "Fair Value Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under FAS 157 and its applicability to the plan are described:

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. As required by the FASB "Fair Value Measurements and Disclosures" topic, the organization does not adjust the quoted price for these investments, even in situations where the organization holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

Note 6 – Fair Value Measurements (continued)

Level 3 – Pricing inputs are unobservable for the investment, that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Organization did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2015.